U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):



[ ]	Form 10-K and Form 10-KSB	[   ] Form 20-F		[   ] Form 11-K



[ X ]Form 10-Q and Form 10-QSB	[   ] Form N-SAR



	For Period Ended:  June 30, 1996



	[   ]	Transition Report on Form 10-K



	[   ]	Transition Report on Form 20-F



	[   ]	Transition Report on Form 11-K



	[   ]	Transition Report on Form 10-Q



	[   ]	Transition Report on Form N-SAR



For the Transition Period Ended:
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	Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.



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	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________



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PART I  -  REGISTRANT INFORMATION

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	Full Name of Registrant:			CHAMPION PARTS, INC.

	Address of Principal Executive Office

	(Street and Number):	  			2525 W. 22nd Street

	City, State and Zip Code:			Oak Brook, IL  60521

	PART II - RULES 12b-25  (b) and (c)



	[ X ]	(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense on an extension beyond June 30, 1996.



	[ X ]	(b)	The subject quarterly report on Form 10-Q will be filed
on or before the fifth calendar day following the prescribed due date;



	[    ]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.



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PART III - - NARRATIVE

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The Company's current credit facility expired on June 30, 1996.  The
Company and its banks are in discussion on a long term agreement or interim extension. Also, the Company has had discussions with representative groups of its current and former trade vendors regarding settlement of trade obligations.


The result of these discussions could have a significant impact on the Company's financial statements and disclosures. The Registrant requires the additional five days following the prescribed due date for the 1996 second quarter 10-Q to complete financial statement and disclosure requirements to reflect these significant items.



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PART IV - - OTHER INFORMATION

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	(1)	Name and telephone number of person to contact in regard to
this notification



	Mark Smetana				(708) 	  573-6264

 (Name)			  	(Area Code) 	(Telephone Number)



	(2)	Have all other periodic reports required under section 13
or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

				[  X  ]   Yes		[      ]    No

	(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				[  X  ]    Yes		[      ]    No



	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	See Attached.



CHAMPION PARTS, INC.



(Name of Registrant as specified in charter.)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



DATE:		June 30, 1996



BY:		/s/ 	Mark Smetana

			Vice President Finance & Secretary



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ATTENTION:



	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).



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EXPLANATION OF CHANGE IN RESULTS

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Net sales for the second quarter 1996 are 56% lower than 1995 second quarter net sales due to the Company's decision to exit the manufacture and sale of passenger car electrical and mechanical products during the second half of 1995. The Company reported a net loss of $376,000 for the quarter ended June 30, 1996 compared to a net loss of $8,494,000 during the same period in 1995. Second quarter 1995 results included $4,133,000 in pretax special charges and inventory write downs related to its decision to exit the passenger car electrical and mechanical products.

Net sales for the first half of 1996 are 59% lower than 1995 first half sales. The Company reported a net loss of $170,000 in the first half of 1996 compared to a net loss of $10,613,000 during the same period in 1995.